UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 1-36780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TopBuild Corp. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TopBuild Corp.

475 North Williamson Boulevard

Daytona Beach, Florida 32114

TOPBUILD CORP. 401(k) PLAN

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors

TopBuild Corp. 401(k) Plan

Daytona Beach, Florida

Opinion on the 2022 Financial Statements

We have audited the accompanying statements of net assets available for benefits of the TopBuild Corp. 401(k) Plan (the “Plan”) as of December 31, 2022, the related 2022 statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements).

In our opinion, these financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2022 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to TopBuild Corp. 401(k) Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the 2022 financial statements provide a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2022 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with our audit of the 2022 TopBuild Corp. 401(k) Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2022 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in relation to the 2022 financial statements as a whole.

Report on the 2021 Financial Statements

The financial statements of TopBuild Corp. 401(k) Plan, as of December 31, 2021 were audited by other auditors, whose report dated June 24, 2022 expressed an unqualified opinion on those statements.

/s/ Rehmann Robson LLC

We have served as TopBuild Corp. 401(k) Plan’s independent auditor since 2023.

Orlando, Florida

June 27, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the
TopBuild Corp. 401(k) Plan and the
Audit Committee of TopBuild Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the TopBuild Corp. 401(k) Plan (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statement).  In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on the Plan's financial statement based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audit provides a reasonable basis for our opinion.

We served as the Plan’s auditors from 2017 to 2023.

/s/ Frazier & Deeter, LLC

Tampa, Florida

June 24, 2022

TOPBUILD CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS
Investments, at fair value	$430,371,220	$450,188,442
Receivables:
Participant notes receivable	13,453,700	10,961,789
Participant contributions	429,485	660,338
Employer contributions	1,031,174	944,030
Total receivables	14,914,359	12,566,157
Total assets	445,285,579	462,754,599

LIABILITIES
Excess contributions payable	164,146	517,724
Net assets available for benefits	$445,121,433	$462,236,875

The accompanying notes are an integral part of the financial statements.

TOPBUILD CORP. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2022

Contributions:
Participant contributions	$42,810,735
Employer contributions	17,083,315
Participant rollover contributions	1,233,653
Total contributions	61,127,703

Investment loss, net:
Net depreciation in fair value of investments	(85,719,421)
Interest and dividend income	1,797,394
Investment loss, net	(83,922,027)

Other income:
Interest income on notes receivable from participants	446,418
Other income (See Note 2)	8,042
Total other income	454,460

Deductions:
Benefit payments	(39,004,539)
Administrative and other expenses	(1,340,417)
Total deductions	(40,344,956)

Net decrease in net assets	(62,684,820)

Transfers:
Assets transferred to the Plan (See Note 7)	45,569,378

Net assets available for benefits:
Beginning of year	462,236,875
End of year	$445,121,433

The accompanying notes are an integral part of the financial statements.

1. DESCRIPTION OF PLAN

The following description of the TopBuild Corp. (the “Company”, “we”, “our” or “TopBuild”) 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan covering hourly and salaried employees of the Company’s operating and administrative subsidiaries, not otherwise covered under a collective bargaining agreement.  These eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the 401(k) Oversight Committee (the “Committee”).  The Committee has overall responsibility for the operation and administration of the Plan.  The Committee, with assistance of an investment manager serving as an ERISA 3(21) co-fiduciary, determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

TopBuild was formed on June 30, 2015 and is listed on the NYSE under the ticker symbol “BLD”. The Plan was established effective July 1, 2015.

Contributions.  Participants may contribute up to 50 percent of their annual compensation, as defined in the Plan. Newly eligible employees are automatically enrolled in the Plan at a deferral rate of three percent of eligible compensation until the employee changes this election or opts out of the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the Plan year shall be eligible to make catch-up contributions.  Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457(b) plans or other employers’ tax-qualified plans.  The Company may make matching contributions in accordance with the provisions of the Plan.  These Company contributions, if applicable, may vary by division or subsidiary and are invested pursuant to the participant’s investment elections. The Company’s matching contributions were $17,083,315 for the year ended December 31, 2022. The Company, at its discretion, may make additional contributions to the Plan at an amount equal to a percentage of each participant’s eligible contribution.  No such additional contribution was made in 2022 or 2021.  Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.  Participants may direct contributions in one percent increments in any of the various investment options.  If no investment elections are made, the automatic contributions are invested in a qualified default investment account until changed by the participant. The investment options include professionally managed mutual funds, a company stock fund, collective trust funds, and a brokerage account which allows participants to buy, sell, or trade most publicly listed common stocks, corporate and government bonds or other investments.  These options vary in their respective strategies, risks and goals.  Participants may change their investment options daily.

Participant Accounts.  Each active participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions (if applicable), and (b) investment earnings, as defined in the Plan.  Plan administrative expenses are primarily paid from amounts funded into the unallocated revenue credit account.  Certain expenses may be incurred by individual participants for special services relating to their accounts.  These costs are charged directly to the individual participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeited Employer Contributions.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting conditions for Company contributions may vary by division or subsidiary, but generally, Company matching contributions, plus earnings thereon, are subject to one-year cliff-vesting for employees who started on or after April 1, 2016. Employees hired prior to April 1, 2016 were immediately vested in Company contributions. Participants are also immediately 100 percent vested upon death or disability while employed by the Company, or at retirement.  Any forfeited amounts are used to reduce administrative expenses or Company contributions.  Accumulated forfeitures at December 31, 2022 and 2021, were $620,466 and $300,214, respectively. During the year ended December 31, 2022, the Plan utilized $160,355 of forfeited nonvested accounts to reduce Company contributions and $218,328 to pay administrative fees.

Stock Fund.  The Plan allows participants to invest in the common stock of the Company through the TopBuild Corp. company stock fund (the “TopBuild Stock Fund”).  Participants may not direct more than 25 percent of their contributions into the TopBuild Stock Fund and may not exchange more than 25 percent of their investments into the TopBuild Stock Fund.  The TopBuild Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant who has an interest in the TopBuild Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her TopBuild Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company (“Fidelity”) as defined by the Plan, prior to the time that such rights are to be exercised.  If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Notes Receivable from Participants.  Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan.  Loan terms generally range from 1-5 years, or generally up to 15 years in the case of a principal residence loan.  Loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the prime rate on the last business day of the month prior to the date of the loan application.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits.  Generally, after separation from service due to termination, death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account either in a single lump-sum amount or in annual installments over a period not to exceed five years.  In-service and hardship withdrawals made in accordance with the Plan document are distributed in a single payment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan’s financial statements and accompanying footnotes and schedules are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Accounting.  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates and Assumptions in the Preparation of Financial Statements.  The preparation of our Plan financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of any contingent assets and liabilities, at the date of the financial statements, and the reported amounts of investment losses, net and expenses during the reporting period.  Actual results may differ from these estimates and assumptions.

Risks and Uncertainties.  The Plan provides for various investment options.  Investment securities are exposed to various risks, including interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of certain investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition.  Investments are stated at fair value using quoted market prices or daily net asset value (“NAV”) at December 31, 2022, and 2021.

Purchases and sales of investments are reflected on a trade date basis.  Interest income is recognized on the accrual basis of accounting.  Dividend income is recorded on the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Fair Value Measurement.  The Plan follows fair value guidance provided in Accounting Statement Codification (“ASC”) 820 – Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value measurement standard defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (referred to as an “exit price”).  A fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset or liability’s level within the fair value hierarchy is based on the lowest level of any significant input used to measure its fair value.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Excess Contributions Payable.  Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.  The Plan distributed all of the 2022 and 2021 excess contributions to the applicable participants by March 15, 2023 and 2022, respectively.

Notes Receivable from Participants.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.  No allowance for credit losses was needed as of December 31, 2022 or 2021.

Payment of Benefits.  Benefits are recorded when paid.

Expenses.  Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.  Investment related expenses are included in net depreciation of fair value of investments.  Accumulated amounts in the participant revenue credit account at December 31, 2022 and 2021 were $22,690 and $787,741, respectively. Amounts in the revenue credit account may be used to pay plan expenses or allocated to participant accounts. During 2022, $8,042 was credited to the account (and is shown as Other Income in the accompanying Statement of Changes in Net Assets Available for Benefits), and $773,093 was used to pay Plan expenses.

Subsequent Events.  The Plan Sponsor evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Plan Sponsor did not identify any subsequent events that would have required adjustment or disclosure in the Plan’s financial statements.

3. FAIR VALUE MEASUREMENT

The following is a description of the valuation methodologies used for assets measured at fair value:

TopBuild Stock Fund.  The TopBuild Stock Fund is valued at the closing price reported on the active market on which the security is traded.

Mutual Funds.  Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily NAV and transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Collective Trust Funds.  Collective trust funds are valued based on NAV, as a practical expedient, which approximates fair value as of December 31, 2022 and 2021.  Such basis is determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities.

Brokerage Accounts.  Participant directed investments could include common stocks, mutual funds, corporate or government bonds, or other investments that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used during the years ended December 31, 2022 and 2021.

The following tables set forth by level, within the fair value hierarchy, the Plan’s invested assets at fair value and the Plan’s invested assets measured at NAV as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$74,236,202	$—	$—	$—	$74,236,202
Brokerage accounts	9,030,923	—	—	—	9,030,923
Collective trust funds	—	—	—	344,043,761	344,043,761
TopBuild Stock Fund	3,060,334	—	—	—	3,060,334
Total invested assets at fair value	$86,327,459	$—	$—	$344,043,761	$430,371,220

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$77,132,933	$—	$—	$—	$77,132,933
Brokerage accounts	10,321,164	—	—	—	10,321,164
Collective trust funds	—	—	—	357,443,109	357,443,109
TopBuild Stock Fund	5,291,236	—	—	—	5,291,236
Total invested assets at fair value	$92,745,333	$—	$—	$357,443,109	$450,188,442

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2022 and 2021.  Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
FID FRDM Target Date Funds and Core Commingled Pool	$335,051,193	None	Daily	90 days
Managed Income Portfolio - Class 2	8,992,568	None	Daily	Participants: none Sponsor: 12 months
Total investments measured at NAV	$344,043,761

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
FIAM Target Date Funds and Core Commingled Pool	$351,263,809	None	Daily	90 days
Managed Income Portfolio - Class 2	6,179,300	None	Daily	Participants: none Sponsor: 12 months
Total investments measured at NAV	$357,443,109

4. INCOME TAX STATUS

The Plan received a determination letter dated October 27, 2016, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

5. PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA.  At the date of any such termination, all participants would become fully vested in their accounts and the TopBuild Corp. 401(k) Oversight Committee would direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which would be prorated among the participants’ accounts.

6. RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and collective trust funds managed by Fidelity.  Fidelity is also the Trustee as defined by the Plan; therefore, transactions with these investments qualify as party-in-interest transactions.  Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in TopBuild Corp. common stock.  As of December 31, 2022, the value of the TopBuild Corp. common stock fund held by the Plan was $3,060,334 (with common stock of $3,057,532 and cash and money market investments of $2,802).  As of December 31, 2021, the value of the TopBuild Corp. common stock fund held by the Plan was $5,291,236 (with common stock of $5,288,778 and cash and money market investments of $2,458).

7. PLAN MERGER

Distribution International (“DI”) was acquired by TopBuild Corp. on October 15, 2021. DI’s 401(k) plan merged into the Plan on April 25, 2022 (with DI employees immediately eligible to participate in the Plan as of the date of merger). The net assets transferred in were $45,569,378, comprised of investments in mutual funds totaling $44,126,883 and participant loans of $1,442,495, which in total represented the final net assets in the DI 401(k) plan immediately prior to the merger. These net assets are reflected in the Plan’s financial statements and Form 5500 in the 2022 Plan year.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Net assets available for plan benefits per the financial statements	$445,121,433	$462,236,875
Less receivables:
Participant contributions	429,485	660,338
Employer contributions	1,031,174	944,030
Total receivables	1,460,659	1,604,368

Plus payables and transfers:
Excess contributions payable	164,146	517,724

Net assets available for plan benefits per Form 5500	$443,824,920	$461,150,231

The following is a reconciliation of certain contributions to the Plan during 2022 per the financial statements to the Form 5500:

December 31,
2022
Contributions per the financial statements	$61,127,703

Plus 2021 employer contributions receivable	944,030
Plus 2021 participant contributions receivable	660,338
Less 2021 excess contributions payable	(517,724)
1,086,644

Less 2022 employer contributions receivable	(1,031,174)
Less 2022 participant contributions receivable	(429,485)
Plus 2022 excess contributions payable	164,146
(1,296,513)

Contributions per Form 5500	$60,917,834

TOPBUILD CORP. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 47-3096382

PLAN: 001

DECEMBER 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	MUTUAL FUNDS
*	Fidelity® 500 Index Fund	Domestic equity fund	**	$24,966,187
	Dodge & Cox Stock Fund	Domestic equity fund	**	9,855,468
	Harbor Capital Appreciation Fund - Institutional Class	Domestic equity fund	**	8,565,618
*	Fidelity® Government Money Market Fund	Money market fund	**	7,908,131
*	Fidelity® U.S. Bond Index Fund	Bond fund	**	6,531,103
*	Fidelity® Global ex U.S. Index Fund	International fund	**	6,301,625
	PIMCO Total Return Fund - Institutional Class	Bond fund	**	4,213,826
*	Fidelity® Extended Market Index Fund	Domestic equity fund	**	3,617,430
*	Fidelity® Diversified International Fund - Class K	International fund	**	2,276,814
	Total mutual funds			74,236,202

	COLLECTIVE TRUST FUNDS
*	FID FRDM Index Target Date 2030 Trust	Lifecycle fund	**	59,476,907
*	FID FRDM Index Target Date 2025 Trust	Lifecycle fund	**	57,551,243
*	FID FRDM Index Target Date 2035 Trust	Lifecycle fund	**	51,578,847
*	FID FRDM Index Target Date 2040 Trust	Lifecycle fund	**	41,148,811
*	FID FRDM Index Target Date 2045 Trust	Lifecycle fund	**	34,847,193
*	FID FRDM Index Target Date 2050 Trust	Lifecycle fund	**	26,529,577
*	FID FRDM Index Target Date 2020 Trust	Lifecycle fund	**	22,049,633
*	FID FRDM Index Target Date 2055 Trust	Lifecycle fund	**	14,578,078
*	FID FRDM Index Target Date 2060 Trust	Lifecycle fund	**	10,066,831
*	Managed Income Portfolio - Class 2	Collective trust fund	**	8,992,568
*	FID FRDM Index Target Date 2015 Trust	Lifecycle fund	**	5,020,754
*	FIAM Small Capitalization Core Commingled Pool - Class G	Collective trust fund	**	3,661,759
*	FID FRDM Index Target Date 2065 Trust	Lifecycle fund	**	3,284,639
*	FID FRDM Index Target Date 2010 Trust	Lifecycle fund	**	2,762,388
*	FID FRDM Index Target Date Income Trust	Lifecycle fund	**	1,274,613
*	FID FRDM Index Target Date 2005 Trust	Lifecycle fund	**	1,219,920
	Total collective investment funds			344,043,761

	BROKERAGE ACCOUNTS
	Brokerage account	BrokerageLink® accounts	**	9,030,923

	COMPANY STOCK FUNDS
*	TopBuild Corp.	Company common stock fund	**	3,060,334

	TOTAL INVESTMENTS AT FAIR VALUE			430,371,220
*	Participant notes receivable	Loans collateralized by participant plan balances, maturities from 2023-2047, interest rates from 3.25% to 8.25%	-0-	13,453,700
	TOTAL			$443,824,920

(*) Indicates a party-in-interest

(**) Historical cost information not required for participant directed investments

EXHIBITS

Exhibit No.	Exhibit Title

23.1	Consent of Rehmann Robson LLC relating to the Plan's financial statements
23.2	Consent of Frazier & Deeter relating to the Plan's financial statements

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOPBUILD CORP.

	By:	/s/ Robert Kuhns
	Name:	Robert Kuhns
	Title:	Vice President and Chief Financial Officer

June 27, 2023